Via Facsimile and U.S. Mail
Mail Stop 4720

October 19, 2009

Mr. Gregory L. Weaver
Chief Financial Officer and Senior Vice President, Finance
Poniard Pharmaceuticals, Inc.
7000 Shoreline Court, Suite 270
South San Francisco, CA 94080

Re: **Poniard Pharmaceuticals, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
      File No. 000-16614

Dear Mr. Weaver:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant